BROOKFIELD DTLA FUND OFFICE TRUST INVESTOR INC.

250 Vesey Street, 15th Floor

New York, NY 10281

October 9, 2013

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Barberich

Re:	Brookfield DTLA Fund Office Trust Investor Inc.

Registration Statement on Form S-4

Filed June 12, 2013

File No. 333-189273

Dear Ms. Barberich:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Brookfield DTLA Fund Office Trust Investor Inc. (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2013 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 9:00 a.m. Eastern Time on October 11, 2013, or as soon thereafter as it is practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

BROOKFIELD DTLA FUND OFFICE TRUST

INVESTOR INC.

By: /s/ Kathleen G. Kane

Name: Kathleen G. Kane

Title: Senior Vice President and General Counsel

[Signature Page to Acceleration Request Letter]